UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Information to be included in statements filed pursuant to § 240.13d-1(a) and amendments thereto filed pursuant to § 240.13d-2(a)

(Amendment No. 1)

CASI Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

14757U 109

(CUSIP Number)

Wei-Wu He Ph.D.

Emerging Technology Partners LLC

4919 Rebel Ridge Dr.

Sugar Land, TX 77478

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 19, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 14757U 109

1	NAME OF REPORTING PERSON

ETP Global Fund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

- 0 -
	8	SHARED VOTING POWER

5,332,345
	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

5,332,345
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,332,345
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.2%
14	TYPE OF REPORTING PERSON

PN

CUSIP NO. 14757U 109

1	NAME OF REPORTING PERSON

EMERGING TECHNOLOGY PARTNERS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

- 0 -
	8	SHARED VOTING POWER

5,773,417
	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

5,773,417
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,773,417
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.7%
14	TYPE OF REPORTING PERSON

OO

CUSIP NO. 14757U 109

1	NAME OF REPORTING PERSON

WEI-WU HE, Ph.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

3,532,541
	8	SHARED VOTING POWER

5,773,417
	9	SOLE DISPOSITIVE POWER

3,532,541
	10	SHARED DISPOSITIVE POWER

5,773,417
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,305,958
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.4%
14	TYPE OF REPORTING PERSON

IN

CUSIP NO. 14757U 109

This Amendment No. 1 (this "Amendment No. 1") amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on January12, 2018 (the "Schedule 13D") by ETP Global Fund L.P. (“ETP Global”), a Delaware limited partnership, Emerging Technology Partners, LLC (“ETP”), a Delaware limited liability company, as the general partner of ETP Global, and Wei-Wu He, Ph.D., as founder and managing member of each of ETP and ETP Global. Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” The Schedule 13D relates to the shares of common stock, $.01 par value per share (the “Common Stock”) of CASI Pharmaceuticals, Inc. (the “Issuer”). Except as amended hereby, the disclosure in the Schedule 13D remains in effect.

Items 3 through 7 of the Schedule 13D are hereby amended and supplemented as follows:

Item 3.	Source and Amount of Funds or Other Consideration.

Dr. He has served as Executive Chairman of the Issuer since February 7, 2018. Previously, he served as Chairman from May 2013 until February 7, 2018, and as Executive Chairman from February 2012 to May 2013. As of April 4, 2018, Dr. He directly beneficially owned 3,532,541 shares of Common Stock, including 2,685,014 shares issuable upon the exercise of options within 60 days as of the date thereof. In addition, as founder and managing member of ETP, Dr. He may have been deemed the indirect beneficial owner of an additional 441,072 shares held by ETP and 5,332,345 shares held by ETP Global. As a result, on April 4, 2018, Dr. He may have been deemed beneficially to own, directly and indirectly, a total of 9,305,958 shares of Common Stock, or approximately 10.4% percent of the Issuer’s outstanding shares, based on 82,944,344 shares outstanding as of April 4, 2018.

On March 19, 2018, ETP Global entered into a securities purchase agreement with the Issuer to purchase 3,086,419 shares of Common Stock and warrants to purchase up to an additional 1,234,567 shares of Common Stock at a price per unit of $3.24. The warrants will become exercisable on September 17, 2018 at a $3.69 per share exercise price, and will expire five years from the date of issuance. ETP Global purchased the units with working capital.

The information set forth in Item 5 below is incorporated by reference herein.

Item 4.	Purpose of Transaction.

The information set forth in Item 3 above is incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each Reporting Person is based upon 82,944,344 shares of Common Stock outstanding as of April 4, 2018.

A.	ETP Global

(a)	As of the close of business on April 4, 2018, ETP Global beneficially owned 5,332,345 shares of Common Stock, including 374,321 shares underlying warrants exercisable within 60 days of April 4, 2018.

Percentage: Approximately 6.2%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 5,332,345
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 5,332,345

(c)	Except as set forth in Item 3, ETP Global has not entered into any transactions in the shares during the past 60 days.

B.	ETP

(a)	ETP, as the general partner of ETP Global, may be deemed the beneficial owner of the 5,332,345 shares of Common Stock owned by ETP Global. In addition, ETP is the direct beneficial owner of 441,072 shares.

Percentage: Approximately 6.7%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 5,773,417
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 5,773,417

(c)	Except as set forth in Item 3, ETP has not entered into any transactions in the shares during the past 60 days.

D.	Wei-Wu He, Ph.D.

(a)	Dr. He, as founder and managing member of each of ETP and ETP Global, may be deemed the indirect beneficial owner of the 5,773,417 Shares owned by ETP and ETP Global. In addition, Dr. He is the direct beneficial owner of 847,527 shares of Common Stock and 2,685,014 shares underlying options exercisable with 60 days of April 4, 2018.

Percentage: Approximately 10.4%

(b)	1. Sole power to vote or direct vote: 3,532,541
2. Shared power to vote or direct vote: 5,773,417
3. Sole power to dispose or direct the disposition:  3,532,541
4. Shared power to dispose or direct the disposition: 5,773,417

(c)	Except as set forth in Item 3, Dr. He has not entered into any transactions in the shares during the past 60 days.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Act, the beneficial owners of any of the shares reported herein. Each Reporting Person disclaims beneficial ownership of such shares except to the extent of his or its pecuniary interest therein.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to the Securities of the Issuer.

The information set forth in Item 3 above is incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits.

4.1	Form of Warrant (incorporated by reference from Exhibit 4.1 to the Form 8-K filed on March 23, 2018)

10.1	Form of Securities Purchase Agreement (incorporated by reference from Exhibit 10.1 to the Form 8-K filed on March 23, 2018)

99.1	Joint Filing Agreement by and among ETP Global Fund LLP, Emerging Technology Partners LLC and Wei-Wu He, Ph.D. dated January 11, 2018 (incorporated by reference from Exhibit 99.1 to the Schedule 13D filed on January 12, 2018)

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 4, 2018

ETP GLOBAL FUND L.P.

By:	EMERGING TECHNOLOGY PARTNERS, LLC General Partner

By:	/s/ Wei-Wu He, Ph.D.
	Name:	Wei-Wu He, Ph.D.
	Title:	Managing Member

EMERGING TECHNOLOGY PARTNERS, LLC

By:	/s/ Wei-Wu He, Ph.D.
	Name:	Wei-Wu He, Ph.D.
	Title:	Managing Member

/s/ Wei-Wu He, Ph.D.
Wei-Wu He, Ph.D.